UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 16, 2014

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Press release

Paris, 16 October 2014

NOT FOR DISTRIBUTION IN CANADA, AUSTRALIA OR JAPAN

Orange submits authorization request for its friendly voluntary offer on the Spanish operator Jazztel

Orange (ORA) has submitted to the CNMV (Comision Nacional del Mercado de Valores), the Spanish financial markets authority, its formal request for authorization concerning its friendly voluntary cash tender offer for the acquisition of 100% of the capital of Jazztel, a company listed in Spain (BMAD:JAZ). This follows the announcement made on 15 September 2014 and is in conformity with the statutory time limit available for such offers.

This operation remains subject to final approval by the relevant authorities.

about Orange

Orange is one of the world’s leading telecommunications operators with sales of 41 billion euros in 2013 and has 161,000 employees worldwide at 30 June 2014, including 101,000 employees in France. Present in 30 countries, the Group has a total customer base of more than 236 million customers at 30 June 2014, including 179 million mobile customers and 16 million fixed broadband customers worldwide.

Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services.

Orange is listed on the NYSE Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Sébastien Audra, sebastien.audra@orange.com

Tom Wright, tom.wright@orange.com

DISCLAIMERS

This press release shall not be published in, distributed or sent to any jurisdiction or territory in which its publication or the offers referred to herein might be illegal or would require any registration or filing of additional documentation, and the persons that receive this press release will not be allowed to publish it in, distribute or send it to such jurisdictions or territories. This press release may not be published, distributed, diffused or otherwise sent into Canada, Australia or Japan. This press release does not constitute nor form part of an offer to sell securities or the solicitation of an offer to buy securities in the United States or any other jurisdiction.

ORANGE

Date: October 16, 2014	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations